Filed pursuant to Rule 424(b)(2)

Registration Nos. 333-157386 and 333-157386-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$10,045,000.00	$716.21	(1)

(1)	The filing fee of $716.21 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. The registration fee of $716.21 due for this offering is offset against the $101,677.28 remaining of the fees most recently paid on November 18, 2010, of which $100,961.07 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed pursuant to Rule 424(b)(2)
Registration Nos. 333-157386 and 333-157386-01

PRICING SUPPLEMENT NO. 2010-MTNDD0672 DATED NOVEMBER 24, 2010

(TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 18, 2009 AND PROSPECTUS DATED FEBRUARY 18, 2009)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

10,045 Market-Linked Notes Based on the Value of a

Global Equity Index Basket due November 28, 2016

$1,000 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

■	We will not make any periodic payments on the notes.
■

The notes are based on the closing value of a global equity index basket comprised of the Dow Jones Industrial AverageSM, the EURO STOXX 50®, and the Nikkei 225 Stock AverageSM (the “Global Basket”), weighted approximately one-third each, during the term of the notes.

■

The notes will mature on November 28, 2016. Subject to the credit risk of Citigroup Inc., at maturity you will receive for each note you hold an amount in cash equal to $1,000 plus a note return amount, which may be positive or zero.

■

The note return amount will be based on the basket percent change, which is the percentage change of the closing value of the Global Basket from its initial basket value of 100 (set on the date of this pricing supplement which was the date the notes were priced for initial sale to the public, which we refer to as the pricing date) to the final basket value, which will equal the arithmetic average of the closing value of the Global Basket on November 21, 2011, November 21, 2012, November 21, 2013, November 21, 2014, November 20, 2015 and November 21, 2016.

■

If the final basket value exceeds the initial basket value of 100, the note return amount for each note will equal the product of (a) $1,000, (b) the basket percent change and (c) a participation rate of 130%.

■	If the final basket value is less than or equal to the initial basket value, the note return amount for each note will equal zero.
■	We will not apply to list the notes on any securities exchange.

Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-7.

The notes represent obligations of Citigroup Funding Inc., only. Neither, Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM are involved in any way in this offering. Dow Jones Industrial AverageSM is a service mark of Dow Jones & Company, Inc. (“Dow Jones”) and has been licensed for use for certain purposes by Citigroup Funding Inc. EURO STOXX 50®, is a service mark of STOXX Limited (“STOXX”), and has been licensed for use for certain purposes by Citigroup Funding Inc. Nikkei 225 Stock AverageSM is a service mark of Nihon Keizai Shimbun, Inc. (“NKS”), and has been licensed for use for certain purposes by Citigroup Funding Inc. The notes are not sponsored, endorsed, sold, promoted or passed on by Dow Jones, STOXX or NKS. None of Dow Jones, STOXX or NKS makes any representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes or has any obligation or liability in connection with the operation, marketing or sale of the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Note	Total
Public Offering Price(1)	$1,000.00	$10,045,000
Underwriting Fee(1)	$35.00	$351,575
Proceeds to Citigroup Funding Inc.	$965.00	$9,693,425

(1)	The actual public offering price and underwriting fee for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of the notes purchased by that investor. The lowest price payable by an investor is $990.00 per note. You should refer to “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $35.00 for each note sold in this offering. From this underwriting fee, Citigroup Global Markets will pay selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a fixed selling concession of $35.00 for each note they sell, while selected dealers not affiliated with Citigroup Global Markets will receive a selling concession of up to $35.00 for each note they sell. Certain other broker-dealers affiliated with Citigroup Global Markets, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, will receive a concession, and Financial Advisors employed by Citigroup Global Markets will receive a fixed sales commission, of $35.00 for each note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the notes to purchasers on or about November 30, 2010 (three business days after the pricing date).

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the Notes?

The Market-Linked Notes Based on the Closing Value of a Global Equity Index Basket due November 28, 2016, or the notes, are investments linked to a global equity index basket offered by Citigroup Funding Inc., having a maturity of approximately 6 years. The return on the notes, if any, and the payment at maturity are based on the percentage change of the closing value of the Global Basket from its initial basket value of 100 on the pricing date to its final basket value which is the arithmetic average of the closing value of the Global Basket on November 21, 2011, November 21, 2012, November 21, 2013, November 21, 2014, November 20, 2015 and November 21, 2016 (each, a basket valuation date). In determining the closing value of the Global Basket, the return of the Dow Jones Industrial AverageSM will be weighted 33.34% and the return of each of the EURO STOXX 50® and the Nikkei 225 Stock AverageSM will be weighted 33.33%.

Subject to the credit risk of Citigroup Inc., at maturity you will receive for each note you hold a payment equal to $1,000 plus a note return amount that depends on the basket percent change, which is the percentage change of the closing value of the Global Basket from its initial basket value of 100 on the pricing date to its final basket value. If the final basket value exceeds the initial basket value of 100, the note return amount for each note will equal the product of (a) $1,000, (b) the basket percent change and (c) a participation rate of 130%. If the final basket value is less than or equal to the initial basket value, the note return amount for each note will equal zero.

The notes mature on November 28, 2016 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. All payments on the notes are subject to the credit risk of Citigroup Inc.

Each note represents a stated principal amount of $1,000. You may transfer the notes only in units of $1,000 and integral multiples of $1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Any Interest or Dividend Payments on the Notes?

No. We will not make any periodic payments of interest or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM.

What Will I Receive at Maturity of the Notes?

The notes will mature on November 28, 2016. At maturity, you will receive for each note you hold an amount in cash equal to the sum of $1,000 and a note return amount, which may be positive or zero. The amount payable to you at maturity is dependent upon the basket percent change, provided, however, that the payment you receive at maturity will not be less than the amount of your original investment in the notes.

How Will the Note Return Amount Be Calculated?

The note return amount will be based on the amount, expressed as a percentage, if any, by which the final basket value of the Global Basket exceeds the initial basket value. The note return amount will equal the product of (a) $1,000, (b) the basket percent change and (c) a participation rate of 130%. If the final basket value of the Global Basket is less than or equal to the initial basket value, the note return amount will be zero and the payment at maturity will equal your original investment in the notes. If the final basket value of the Global Basket is greater than the initial basket value, the note return amount will be positive and the payment at maturity will be greater than your original investment in the notes, and, because of the participation rate of 130%, the notes may provide more opportunity for appreciation than an investment in an instrument directly linked to the Global Basket or the Global Basket components.

For more specific information about the “note return amount” and the “basket percent change,” and for information on the effect of a market disruption event on the determination of the note return amount and the basket percent change, please see “— How Is the Basket Percent Change Defined?” in this section and “Description of the Notes — Note Return Amount” in this pricing supplement.

How Will the Basket Percent Change Be Calculated?

The basket percent change, which is presented in this pricing supplement as a percentage, will equal the following fraction:

final basket value – initial basket value

initial basket value

The initial basket value was set to equal 100 on the pricing date based on the sum of (i) the product of the closing level of the Dow Jones Industrial AverageSM on the pricing date and its basket composition ratio, (ii) the product of the closing level of the EURO STOXX 50® on the pricing date and its basket composition ratio, and (iii) the product of the closing level of the Nikkei 225 Stock AverageSM and its basket composition ratio.

The final basket value will be the arithmetic average of the closing value of the Global Basket on each of six basket valuation dates. The closing value of the Global Basket on each basket valuation date will equal the sum of (i) the product of the closing level of the Dow Jones Industrial AverageSM on that basket valuation date and its basket composition ratio, (ii) the product of the closing level of the EURO STOXX 50® on that basket valuation date and its basket composition ratio, and (iii) the product of the closing level of the Nikkei 225 Stock AverageSM on that basket valuation date and its basket composition ratio.

The pricing date means November 24, 2010, the date of this pricing supplement and the date on which the notes were priced for initial sale to the public.

The six basket valuation dates will be November 21, 2011, November 21, 2012, November 21, 2013, November 21, 2014, November 20, 2015 and November 21, 2016.

Where Can I Find Examples of Hypothetical Payments at Maturity?

For a table setting forth hypothetical payments at maturity, see “Description of the Notes — Payment at Maturity — Hypothetical Examples” in this pricing supplement.

Who Determines the Value of the Basket and What Does it Measure?

Citigroup Global Markets, as calculation agent, will determine the value of the Global Basket as described in the section “Description of the Global Basket” in this pricing supplement. The Global Basket will represent the equally-weighted returns of the Dow Jones Industrial AverageSM, the EURO STOXX 50®, and the Nikkei 225 Stock AverageSM, from the pricing date through the final valuation date. Each Global Basket component was initially weighted as set forth below, based on its closing level on the pricing date to achieve a starting value of 100 for the Global Basket on that date:

Global Basket Component Index	Initial Percentage Weight	Closing Level on the Pricing Date	Basket Composition Ratio(1)
Dow Jones Industrial AverageSM	33.34%	11,187.28	0.00298017
EURO STOXX 50®	33.33%	2,758.02	0.01208476
Nikkei 225 Stock AverageSM	33.33%	10,030.11	0.00332299

(1)	Each basket composition ratio equals the initial percentage weight of the Global Basket component index divided by the closing level of that Global Basket component index on the pricing date, rounded to eight decimal places.

The closing value of the Global Basket on the pricing date was set to equal 100. The closing value of the Global Basket on any basket valuation date thereafter will equal the sum of (i) the product of the closing level of the Dow Jones Industrial AverageSM on that basket valuation date and its basket composition ratio, (ii) the product of the closing level of the EURO STOXX 50® on that basket valuation date and its basket composition ratio, and (iii) the product of the closing level of the Nikkei 225 Stock AverageSM on that basket valuation date and its basket composition ratio.

Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks included in the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM.

How Have the Global Basket Components Performed Historically?

We have provided a table showing the high, low and quarter-end closing levels of each of the Global Basket components for each quarterly period from January 3, 2005 to November 24, 2010 and a graph showing the closing levels of each of the Global Basket components on each business day from January 3, 2005 through November 24, 2010. You can find the table and the graph in the section “Description of the Global Basket in this pricing supplement.

We have provided this historical information to help you evaluate the behavior of each of the Global Basket components in recent years. However, past performance is not indicative of how the Global Basket components will perform in the future. You should also refer to the section “Risk Factors — The Hypothetical Historical Performance of the Global Basket and the Historical Data on the Global Basket Components Are Not Indicative of the Actual Amount You Will Receive at Maturity” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Because the notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of a note will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the note, which yield will be assumed to be 3.899% per year, compounded semi-annually. This tax OID (computed at the assumed comparable yield) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the note (although holders will receive no payments on the notes prior to maturity). The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of the tax OID is calculated based on an assumed amount payable at maturity. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payment to be made in respect of, a note. If the amount we actually pay at maturity is, in fact, less than this assumed amount, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the note during such periods (with an offsetting ordinary loss). If the amount we actually pay at maturity is, in fact, higher than this assumed amount, then a U.S. holder will be required to include such additional amount as ordinary income. If a U.S. holder disposes of the note prior to maturity, the U.S. holder will be required to treat any gain recognized upon the disposition of the note as ordinary income (rather than capital gain). You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Securities Exchange?

No. The notes will not be listed on any securities exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding Inc.?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding Inc. is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding Inc. and Citigroup Inc.’s Affiliate, Citigroup Global Markets Inc.?

Citigroup Funding’s and Citigroup Inc.’s affiliate, Citigroup Global Markets Inc., is the underwriter for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other broker-dealer affiliates of Citigroup Funding intend to buy and sell notes to create a secondary market for holders of the notes, and may engage in other activities described below in the section “Plan of Distribution; Conflicts of Interest.” However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue them once it has started. Citigroup Global Markets will also act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Global Markets and you as a holder of the notes. You should refer to “Risk Factors Relating to the Notes — The Calculation Agent, Which is an Affiliate of the Issuer, Will Make Determinations With Respect to the Notes” in this pricing supplement for more information.

Can You Tell Me More About the Effect of Citigroup Funding Inc.’s Hedging Activity?

Citigroup Funding expects to hedge its obligations under the notes through it or one or more of its affiliates. This hedging activity likely will involve trading in one or more of the stocks included in the Dow Jones Industrial AverageSM, the EURO STOXX 50®, and the Nikkei 225 Stock AverageSM, or in other instruments, such as options, swaps or futures, based upon the Dow Jones Industrial AverageSM, the EURO STOXX 50®, and the Nikkei 225 Stock AverageSM. This hedging activity on, or prior to, the pricing date could increase the value of the Global Basket components and, therefore, the value at which the Global Basket components must be above on the basket valuation dates before you can receive a payment at maturity greater than the stated principal amount of your initial investment in the notes. This hedging activity also could affect the value of the Dow Jones Industrial AverageSM the EURO STOXX 50®, and the Nikkei 225 Stock AverageSM, during the term of the notes and, therefore, the market value of the notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in Citigroup Funding or its affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest,” “— The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A) (i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or Morgan Stanley Smith Barney LLC or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities in that the payment at maturity of the notes will be based on the final basket value of the Global Basket, an investment in the notes entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of the Global Basket and its components and other events that are difficult to predict and beyond our control.

The Return on Your Investment in the Notes May Be Zero

The amount of the maturity payment will depend on the percentage change in the closing value of the Global Basket from its initial basket value to its final basket value. If the final basket value is equal to or less than the initial basket value, the payment you receive at maturity will be limited to the amount of your initial investment in the notes, even if the closing value of the Global Basket is greater than the initial basket value at one or more times during the term of the notes or if the closing value of the Global Basket at maturity exceeds the initial basket value, but final basket value is equal to or less than the initial basket value.

You Will Not Receive Any Periodic Payments on the Notes

You will not receive any periodic payments of interest or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on any of the stocks included in the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM.

Secondary Market Sales of the Notes May Result in a Loss of Principal

You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment.

The Final Index Value of the Global Basket May Be Lower Than its Closing Value on Any One of the Basket Valuation Dates

The arithmetic average of the closing value of the Global Basket on each of six basket valuation dates will determine the final basket value. Because the final basket value is based on this average, a significant increase in the closing value of the Global Basket on one or more basket valuation dates may be offset by a decrease in the closing value of the Global Basket on the other basket valuation dates. This may cause your return on the notes to be less than the return on a similar instrument linked to the closing value of the Global Basket on just one valuation date.

The Return on the Global Basket May Be Lower Than the Return on Any One of the Global Basket Components

In determining the closing value of the Global Basket, the return of the Dow Jones Industrial AverageSM will be weighted 33.34% and the return of each of the EURO STOXX 50®and the Nikkei 225 Stock AverageSM will be weighted 33.33%. Because the closing value of the Global Basket on each basket valuation date will be based on the sum of the weighted returns of the Dow Jones Industrial AverageSM, the EURO STOXX 50®, and the Nikkei 225 Stock AverageSM, a significant increase in the value of one component of the Global Basket during the term of the notes but not the other components may be offset by a decrease in the value of the other components of the Global Basket during the term of the notes. This may cause your return on the notes to be less than the return on a similar instrument linked to just one of the components of the Global Basket.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The notes do not pay any interest. As a result, if the basket percent change multiplied by the participation rate of 130% is less than 23.394%, the yield on the notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding, Inc. (guaranteed by Citigroup Inc.) of comparable maturity.

The Hypothetical Historical Performance of the Global Basket and the Historical Data on the Global Basket Components Are Not Indicative of the Actual Amount You Will Receive at Maturity

The hypothetical historical performance of the Global Basket and the historical data on the Global Basket components, which are included in this pricing supplement, should not be taken as an indication of the future performance of the Global Basket or the actual amount you will receive at maturity on the notes. Changes in the level of the Global Basket components will affect the value of the Global Basket and the market value of the notes, but it is impossible to predict whether the price or level of the Global Basket components will fall or rise.

The Notes Are Subject to the Credit Risk of Citigroup Inc., the Guarantor of Any Payments Due on the Notes, and Any Actual or Anticipated Changes to Its Credit Ratings or Credit Spreads May Adversely Affect the Market Value of the Notes

You are subject to the credit risk of Citigroup Inc. The notes are not guaranteed by any entity other than Citigroup Inc. If Citigroup Inc. defaults on its guarantee obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

Your Return on the Notes Will Not Reflect the Return You Would Realize if You Actually Owned the Stocks Included in the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM

Your return on the notes will not reflect the return you would realize if you actually owned the stocks included in the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM. The closing value of the Global Basket is calculated based on the weighted return of the Global Basket components without taking into consideration the closing value of any dividends paid on the stocks included in the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM. As a result, the return on the notes may be less than the return you could have realized if the dividends paid on the stocks included in the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM were included in the calculation of the closing value of the Global Basket.

Special U.S. Federal Income Tax Rules Will Apply to U.S. Holders

The notes will be treated by Citigroup Funding as contingent payment debt obligations of Citigroup Funding, and by accepting a note, each holder of a note agrees to this treatment of the note. Special U.S. federal income tax rules apply to contingent payment debt obligations. Under these rules, a U.S. holder will be required to accrue interest income on the note although U.S. holders will receive no payments with respect to the note before maturity and regardless of whether the U.S. holder uses the cash or accrual method of tax accounting. In addition, upon the sale, exchange or other disposition of a note, including redemption of the note at maturity, a U.S. holder generally will be required to treat any gain recognized upon the disposition of the note as ordinary income, rather than capital gain. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your notes in the secondary market will be affected by the supply of and demand for each of them, the value of the Global Basket and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Value of the Global Basket.    We expect that the market value of the notes will depend substantially on the relationship between the initial basket value of the Global Basket and the future closing value of the Global Basket. However, changes in the value of the Global Basket may not always be reflected, in full or in part, in the market value of the notes. For example, if you choose to sell your notes when the closing value of the Global Basket exceeds its initial basket value, you may receive substantially less than the amount that would be payable at maturity based on that value because of expectations that the value of the Global Basket will continue to fluctuate between that time and the time when the final basket value of the Global Basket is determined. In addition, if you choose to sell your notes when the value of the Global Basket is below its initial basket value, you may receive less than the amount you originally invested in the notes.

Trading prices of the stocks included in the Dow Jones Industrial AverageSM, the EURO STOXX 50®, and the Nikkei 225 Stock AverageSM will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the stocks included in the Dow Jones Industrial AverageSM, the EURO STOXX 50®, and the Nikkei 225 Stock AverageSM are traded, and by various circumstances that can influence the values of the stocks in a specific market segment or of a particular stock. Citigroup Funding’s hedging activities in the stocks included in the Dow Jones Industrial AverageSM, the EURO STOXX 50®, and the Nikkei 225 Stock AverageSM, the issuance of securities similar to the notes and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the stocks included in the Dow Jones Industrial AverageSM, the EURO STOXX 50®, and the Nikkei 225 Stock AverageSM and therefore the value of the Global Basket.

Volatility of the Global Basket.    Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the Global Basket changes during the term of the notes, the market value of the notes may decrease.

Events Involving the Companies Included in the Dow Jones Industrial AverageSM, the EURO STOXX 50®, and the Nikkei 225 Stock AverageSM.    General economic conditions and earnings results of the companies whose stocks are included in the Dow Jones Industrial AverageSM, the EURO STOXX 50®, and the Nikkei 225 Stock AverageSM and real or anticipated changes in those conditions or results may affect the value of the Global Basket and thus, the market value of the notes. In addition, if the dividend yields on those stocks increase, we expect that the market value of the notes may decrease because the Global Basket does not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, we expect that the market value of the notes may increase.

Interest Rates.    We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may decrease.

Time Premium or Discount.    As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the Global Basket the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the value of the Global Basket during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities.    Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the stocks included in the Dow Jones Industrial AverageSM, the EURO STOXX 50®, and the Nikkei 225 Stock AverageSM or in other instruments, such as options, swaps or futures, based upon the Dow Jones Industrial AverageSM, the EURO STOXX 50®, and the Nikkei 225 Stock AverageSM, or by taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. This hedging activity on, or prior to, the pricing date could increase the levels of the Global Basket components, and, therefore, the value at which the Global Basket must be above on each basket valuation date before you can receive at maturity a payment that exceeds the stated principal amount of the notes. This hedging activity during the term of the notes could also affect the value of the Dow Jones Industrial AverageSM, the EURO STOXX 50®, and the Nikkei 225 Stock AverageSM and therefore the market value of the notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Fees and Projected Hedging Profits.    The price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the public offering price since the public offering price of the notes will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transaction. Our affiliates may realize a profit from the expected hedging activity even if the market value of the notes declines. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

Credit Ratings, Financial Condition and Results of Citigroup Funding Inc. and Citigroup Inc.    Actual or anticipated changes in the financial condition or results of Citigroup Funding or the credit ratings, financial condition, or results of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

You May Not Be Able To Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If at any time Citigroup Global Markets were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Included in the Dow Jones Industrial AverageSM, the EURO STOXX 50®, and the Nikkei 225 Stock AverageSM or Derivative Instruments Related to the Dow Jones Industrial AverageSM, the EURO STOXX 50®, and the Nikkei 225 Stock AverageSM by Affiliates of Citigroup Funding Inc.

Citigroup Funding Inc.’s affiliates, including Citigroup Global Markets Inc., may from time to time buy or sell the underlying stocks of the Dow Jones Industrial AverageSM, the EURO STOXX 50®, and the Nikkei 225 Stock AverageSM or derivative instruments relating to the Dow Jones Industrial AverageSM, the EURO STOXX

50®, and the Nikkei 225 Stock AverageSM for their own accounts in connection with their normal business practices. These transactions could affect the value of the stocks included in the Dow Jones Industrial AverageSM, the EURO STOXX 50®, and the Nikkei 225 Stock AverageSM and thus, the value of the Dow Jones Industrial AverageSM, the EURO STOXX 50®, and the Nikkei 225 Stock AverageSM and the market value of the notes.

The Calculation Agent, Which is an Affiliate of the Issuer, Will Make Determinations With Respect to the Notes

Citigroup Global Markets Inc., which is acting as the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citigroup Global Markets will determine the initial basket value, the final basket value and the basket percent change, as applicable, and will calculate the amount of cash, if any, you will receive at maturity. Any of these determinations made by Citigroup Global Markets, in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the calculation of any value of the Global Basket in the event of the unavailability, modification or discontinuance of the Global Basket components, may adversely affect the payment to you at maturity.

Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest

We expect to hedge our obligations under the notes (and possibly to other instruments linked to the Global Basket or the stocks underlying it) through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks included in the Dow Jones Industrial AverageSM, the EURO STOXX 50®, and the Nikkei 225 Stock AverageSM, or in other instruments, such as options, swaps or futures, based upon the Dow Jones Industrial AverageSM or the stocks included in the Dow Jones Industrial AverageSM, the EURO STOXX 50®, and the Nikkei 225 Stock AverageSM. This hedging activity may present a conflict between your interest in the notes and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the value of the Dow Jones Industrial AverageSM, the EURO STOXX 50®, and the Nikkei 225 Stock AverageSM and, therefore, the determination of the payment due at maturity. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Since hedging our obligation under the notes involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines.

You Will Have No Rights Against the Publishers of the Dow Jones Industrial AverageSM, the EURO STOXX 50®, and the Nikkei 225 Stock AverageSM, or Any Issuer of Any Stock Included in the Dow Jones Industrial AverageSM, the EURO STOXX 50®, and the Nikkei 225 Stock AverageSM

You will have no rights against the publishers of the Dow Jones Industrial AverageSM, the EURO STOXX 50®, and the Nikkei 225 Stock AverageSM, or any issuer of any stock included in the Dow Jones Industrial AverageSM, the EURO STOXX 50®, and the Nikkei 225 Stock AverageSM, even though the amount you receive at maturity, if any, will depend on the weighted values of the Global Basket components, and such values are based on the prices of the stocks included in the Dow Jones Industrial AverageSM, the EURO STOXX 50®, and the Nikkei 225 Stock AverageSM. By investing in the notes you will not acquire any shares of the stocks and you will not receive any dividends or other distributions, if any, with respect to any of the stocks. Moreover, you will not have voting or any other rights with respect to any of the stocks. None of the publishers of the Dow Jones Industrial AverageSM, the EURO STOXX 50®, and the Nikkei 225 Stock AverageSM are in any way involved in this offering or have any obligations relating to the notes or to the holders thereof.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the Notes. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for February 18, 2009 on the SEC Web site):

•	Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

•	Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

General

The Market-Linked Notes Based on the Closing Value of a Global Equity Index Basket due November 28, 2016 (the “Notes”) are investments linked to a basket of equity indices comprised of the Dow Jones Industrial AverageSM, the EURO STOXX 50®, and the Nikkei 225 Stock AverageSM offered by Citigroup Funding Inc., having a maturity of approximately 6 years. The return on the Notes, if any, and the payment at maturity are based on the percentage change of the closing value of the Global Basket from its Initial Basket Value of 100 on the Pricing Date to its Final Basket Value, which is the arithmetic average of the closing value of the Global Basket on November 21, 2011, November 21, 2012, November 21, 2013, November 21, 2014, November 20, 2015 and November 21, 2016 (each, a Basket Valuation Date). In determining the closing value of the Global Basket, the return of the Dow Jones Industrial AverageSM will be weighted 33.34% and the return of each of the EURO STOXX 50® and the Nikkei 225 Stock AverageSM will be weighted 33.33%.

The Note Return Amount will be based on the amount, expressed as a percentage, if any, by which the Final Basket Value of the Global Basket exceeds the Initial Basket Value. The Note Return Amount will equal the product of (a) $1,000, (b) the Basket Percent Change and (c) a participation rate of 130%. If the Final Basket Value of the Global Basket is less than or equal to the Initial Basket Value, the Note Return Amount will be zero and the payment at maturity will equal your original investment in the Notes. If the Final Basket Value of the Global Basket is greater than the Initial Basket Value, the Note Return Amount will be positive and the payment at maturity will be greater than your original investment in the Notes, and, because of the participation rate of 130%, the Notes may provide more opportunity for appreciation than an investment in an instrument directly linked to the Global Basket or the Global Basket components.

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $10,045,000 (10,045 Notes). The Notes will mature on November 28, 2016, will constitute part of the senior debt of Citigroup Funding Inc. and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. All payments on the Notes, including the repayment of principal, are subject to the credit risk of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $1,000 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest or any other payments on the Notes until maturity. You will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM.

Payment at Maturity

The Notes will mature on November 28, 2016. Subject to the credit risk of Citigroup Inc., on the maturity date, holders of the Notes will be entitled to receive for each Note they hold, a payment equal to the sum of $1,000 and a Note Return Amount, which may be positive or zero. The amount payable to you at maturity depends on the Basket Percent Change, provided, however, that the payment you receive at maturity will not be less than the amount of your original investment in the Notes and, because of the participation rate of 130%, the Notes may provide more opportunity for appreciation than an investment in an instrument directly linked to the Global Basket or the Global Basket components.

Note Return Amount

The Note Return Amount will be based on the amount, expressed as a percentage, if any, by which the Final Basket Value exceeds the Initial Basket Value.

•	If the Final Basket Value exceeds the Initial Basket Value of 100, the Note Return Amount will equal the product of:

$1,000 × Basket Percent Change × Participation Rate of 130%

•	If the Final Basket Value is less than or equal to the Initial Basket Value, the Note Return Amount for each Note will equal zero.

The “Basket Percent Change,” which is presented in this pricing supplement as a percentage, will equal the following fraction:

    Final Basket Value – Initial Basket Value

Initial Basket Value

The Initial Basket Value was set to equal 100 on the Pricing Date based on the sum of (i) the product of the closing level of the Dow Jones Industrial AverageSM on the Pricing Date and its basket composition ratio, (ii) the product of the closing level of the EURO STOXX 50® on the Pricing Date and its basket composition ratio, and (iii) the product of the closing level of the Nikkei 225 Stock AverageSM on the Pricing Date and its basket composition ratio.

The Final Basket Value will be the arithmetic average of the closing value of the Global Basket on each of six Basket Valuation Dates. The closing value of the Global Basket on each Basket Valuation Date will equal the sum of (i) the product of the closing level of the Dow Jones Industrial AverageSM on that Basket Valuation Date and its basket composition ratio, (ii) the product of the closing level of the EURO STOXX 50® on that Basket Valuation Date and its basket composition ratio, and (iii) the product of the closing level of the Nikkei 225 Stock AverageSM on that Basket Valuation Date and its basket composition ratio.

The Pricing Date means November 24, 2010, the date of this pricing supplement and the date on which the Notes were priced for initial sale to the public.

The six Basket Valuation Dates will be November 21, 2011, November 21, 2012, November 21, 2013, November 21, 2014, November 20, 2015 and November 21, 2016.

If no value of the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM is available on any Index Business Day because of a Market Disruption Event or otherwise, the value of the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM for that Index Business Day, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the value of that index obtained from as many dealers in equity securities (which may include Citigroup Global Markets or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM, by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Index Business Day prior to maturity.

An “Index Business Day” means a day, as determined by the calculation agent, on which the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM, or any successor index is calculated and published and on which securities comprising more than 80% of the value of the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM, on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

A “Market Disruption Event” means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM, or any successor index, (b) any option or futures contracts, or any options on such futures contracts relating to the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM, or any successor index, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM, or any successor index on any exchange or market if, in each case, in the determination of the calculation agent, any suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM, is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM, will be based on a comparison of the portion of the value of the Dow Jones Industrial AverageSM attributable to that security relative to the overall value of the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM, in each case immediately before that suspension or limitation.

What You Could Receive at Maturity—Hypothetical Examples

The examples of hypothetical payments at maturity set forth below are intended to illustrate the effect of different Final Basket Values of the Global Basket on the amount you will receive in respect of the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

•	Issue Price: $1,000.00 per Note

•	Initial Basket Value of the Global Basket: 100

•	Participation Rate: 130%

•	Term of the Notes: 6 years

•	The Notes are held to maturity.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you receive at maturity will depend on the actual Note Return Amount, which, in turn, will depend on the actual Basket Percent Change.

Hypothetical Basket Percent Change	Stated Principal Amount	Hypothetical Note Return Amount(1)	Hypothetical Payment at Maturity(2)	Hypothetical Total Return on the Notes
-70.00%	$1,000.00	$0.00	$1,000.00	0.00%
-60.00%	$1,000.00	$0.00	$1,000.00	0.00%
-50.00%	$1,000.00	$0.00	$1,000.00	0.00%
-40.00%	$1,000.00	$0.00	$1,000.00	0.00%
-30.00%	$1,000.00	$0.00	$1,000.00	0.00%
-20.00%	$1,000.00	$0.00	$1,000.00	0.00%
-10.00%	$1,000.00	$0.00	$1,000.00	0.00%
0.00%	$1,000.00	$0.00	$1,000.00	0.00%
10.00%	$1,000.00	$130.00	$1,130.00	13.00%
20.00%	$1,000.00	$260.00	$1,260.00	26.00%
30.00%	$1,000.00	$390.00	$1,390.00	39.00%
35.00%	$1,000.00	$455.00	$1,455.00	45.50%
45.00%	$1,000.00	$585.00	$1,585.00	58.50%
50.00%	$1,000.00	$650.00	$1,650.00	65.00%
60.00%	$1,000.00	$780.00	$1,780.00	78.00%
70.00%	$1,000.00	$910.00	$1,910.00	91.00%

(1)	Hypothetical Note Return Amount = $1,000 × Hypothetical Basket Percent Change x Participation Rate of 130%, if the Final Basket Value exceeds the Initial Basket Value of 100. If the Final Basket Value is less than or equal to the Initial Basket Value, the Note Return Amount for each Note is zero.
(2)	Hypothetical Payment at Maturity = $1,000 + Hypothetical Note Return Amount.

Discontinuance of the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM

If Dow Jones, STOXX or NKS discontinue publication of the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM and if Dow Jones, STOXX or NKS or another entity publish a successor or substitute indices that the calculation agent determines, in its sole discretion, to be comparable to the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM, then the value of the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Notes.

If Dow Jones, STOXX or NKS discontinue publication of the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM and a successor index is not selected by the calculation agent or is no longer published on any date of determination of the value of the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM , the value to be substituted for the Dow Jones

Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the relevant index prior to any such discontinuance.

If Dow Jones, STOXX or NKS discontinue publication of the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM prior to the determination of the Note Return Amount and the calculation agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of (a) the determination of the Note Return Amount and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in computing the value of the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM or the relevant index as described in the preceding paragraph.

If a successor index is selected or the calculation agent calculates a value as a substitute for the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM as described above, the successor index or value will be substituted for the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM may adversely affect the market value of the Notes.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM or a successor index is changed in any material respect, or if the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM or a successor index is in any other way modified so that the value of the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM or the successor index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM or the successor index. Accordingly, if the method of calculating the Dow Jones Industrial AverageSM or the successor index is modified so that the value of the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM in order to arrive at a value of the index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “— Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of a Note will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 5.0% per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.

The CUSIP number for the Notes is 1730T0KW8.

Calculation Agent

The calculation agent for the Notes will be Citigroup Global Markets, an affiliate of Citigroup Funding. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE GLOBAL BASKET

General

Citigroup Global Markets, as calculation agent, will determine the closing value of the Global Basket as described in this pricing supplement. The Global Basket will represent the equally-weighted returns of the Dow Jones Industrial AverageSM, the EURO STOXX 50®, and the Nikkei 225 Stock AverageSM, from the Pricing Date through the Final Valuation Date. Each Global Basket component was initially weighted as set forth below, based on its closing level on the Pricing Date to achieve a starting value of 100 for the Global Basket on that date:

Global Basket Component Index	Initial Percentage Weight	Closing Level on the Pricing Date	Basket Composition Ratio(1)
Dow Jones Industrial AverageSM	33.34%	11,187.28	0.00298017
EURO STOXX 50®	33.33%	2,758.02	0.01208476
Nikkei 225 Stock AverageSM	33.33%	10,030.11	0.00332299

(1)	Each Basket Composition Ratio equals the Initial Percentage Weight of the Basket Component Index divided by the closing level of that Basket Component Index on the pricing date, rounded to eight decimal places.

The closing value of the Global Basket on the Pricing Date was set to equal 100. The closing value of the Global Basket on any Basket Valuation Date thereafter will equal the sum of (i) the product of the closing level of the Dow Jones Industrial AverageSM on that Basket Valuation Date and its basket composition ratio, (ii) the product of the closing level of the EURO STOXX 50® on that Basket Valuation Date and its basket composition ratio, and (iii) the product of the closing level of the Nikkei 225 Stock AverageSM on that Basket Valuation Date and its basket composition ratio.

Please note that an investment in the Notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks included in the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM.

Hypothetical Historical Performance of the Global Basket

The following graph sets forth the hypothetical historical daily closing values of the Global Basket on the last Index Business Day of each month, commencing in January 3, 2005 and ending in November 24, 2010. Each hypothetical daily closing value was calculated as if the Global Basket had been created on January 3, 2005 with an initial basket value of 100. The Global Basket will actually be established on the Pricing Date with an Initial Basket Value of 100. The hypothetical historical daily closing values set forth below in the graph have not been reviewed or verified by any independent third party.

Actual historical daily closing values of each Global Basket component were used to calculate the hypothetical historical daily closing values of the Global Basket. However, these hypothetical historical daily closing values should not be taken as an indication of the actual composition of the Global Basket on the Pricing Date or the future performance of the Global Basket. Any hypothetical historical upward or downward trend in the value of the Global Basket during any period set forth below is not an indication that the Global Basket is more or less likely to increase or decrease at any time during the term of the Notes.

DESCRIPTION OF THE GLOBAL BASKET COMPONENTS

General

Unless otherwise stated, we have derived all information regarding the Dow Jones Industrial AverageSM, the EURO STOXX 50®, and the Nikkei 225 Stock AverageSM provided in this pricing supplement, including without limitation, their make-up, method of calculation and changes in their components, from Dow Jones, STOXX, NKS, publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, Dow Jones, STOXX or NKS. Dow Jones, STOXX or NKS are under no obligation to continue to publish, and may discontinue or suspend the publication of, the Dow Jones Industrial AverageSM, the EURO STOXX 50®, or the Nikkei 225 Stock AverageSM, at any time. We make no representation or warranty as to the accuracy or completeness of such information.

Description of the Dow Jones Industrial AverageSM

The Dow Jones Industrial AverageSM is a benchmark of performance for leading companies in the U.S. stock market. The index consists of 30 “blue-chip” U.S. stocks, although this has not always been the case. The index initially consisted of twelve common stocks and was first published in The Wall Street Journal in 1896. The index was increased to include 20 common stocks in 1916 and to 30 common stocks in 1928. The number of common stocks in the index has remained at 30 since 1928, and, in an effort to maintain continuity, the constituent corporations represented in the index have been changed on a relatively infrequent basis.

The Dow Jones Industrial AverageSM is a price-weighted index (i.e., the weight of an underlying stock in the index is based on its price per share rather than the total market capitalization of the issuer of such component stock) comprised of 30 common stocks chosen by the editors of The Wall Street Journal from companies outside of the transportation or utility business that are representative of the broad market of U.S. industry. The corporations represented in the Dow Jones Industrial AverageSM tend to be leaders within their respective industries and their stocks are typically widely held by individuals and institutional investors. Changes in the composition of the index are made entirely by the editors of The Wall Street Journal without consultation with the corporations represented in the index, any stock exchange, any official agency or Citigroup Funding Inc. Changes to the common stocks included in the index tend to be made infrequently. Historically, most substitutions have been the result of mergers, but from time to time, changes may be made to achieve what the editors of The Wall Street Journal deem to be a more accurate representation of the broad market of U.S. industry. In choosing a new corporation for the Dow Jones Industrial AverageSM, the editors of The Wall Street Journal look for leading industrial companies with a successful history of growth and wide interest among investors. The component stocks of the index may be changed at any time for any reason. Dow Jones, publisher of The Wall Street Journal, is not affiliated with Citigroup Funding Inc. and has not participated in any way in the issuance of the Notes.

The value of the Dow Jones Industrial AverageSM is the sum of the primary exchange prices of each of the 30 common stocks included in the index, divided by a divisor that is designed to provide meaningful continuity in the value of the index. Because the index is price-weighted, stock splits or changes in the component stocks could result in distortions in the index value. In order to prevent such distortions related to extrinsic factors, the divisor is changed in accordance with a mathematical formula that reflects adjusted proportions within the index. The current divisor of the index is published daily in The Wall Street Journal and other publications. In addition, other statistics based on the index may be found in a variety of publicly available sources.

THE DOW JONES INDUSTRIAL AVERAGESM DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Historical Information

The following table sets forth the high and low quarterly closing values, as well as the end-of-quarter closing values, of the Dow Jones Industrial AverageSM from January 3, 2005 through November 24, 2010. We obtained these closing values and other information below from Bloomberg Financial Markets, without independent verification. The index experiences periods of high volatility, and you should not take the historical values of the index as an indication of future performance.

	High	Low	Period End
2005
First	10,940.55	10,368.61	10,503.76
Second	10,623.07	10,012.36	10,274.97
Third	10,705.55	10,270.68	10,568.70
Fourth	10,931.62	10,215.22	10,717.50

2006
First	11,317.43	10,667.39	11,109.32
Second	11,642.65	10,706.14	11,150.22
Third	11,718.45	10,739.35	11,679.07
Fourth	12,510.57	11,670.35	12,463.15

2007
First	12,786.64	12,050.41	12,354.35
Second	13,676.32	12,382.30	13,408.62
Third	14,000.41	12,845.78	13,895.63
Fourth	14,164.53	12,743.44	13,264.82

2008
First	13,056.72	11,740.15	12,262.89
Second	13,058.20	11,346.51	11,350.01
Third	11,782.35	10,365.45	10,850.66
Fourth	10,831.07	7,552.29	8,776.39

2009
First	9,034.69	6,547.05	7,608.92
Second	8,799.26	7,761.60	8,447.00
Third	9,829.87	8,146.52	9,712.28
Fourth	10,548.51	9,487.67	10,428.05

2010
First	10,907.42	9,908.39	10,856.63
Second	11,205.03	9,774.02	9,774.02
Third	10,860.26	9,686.48	10,788.05
Fourth (through November 24)	11,444.08	10,751.27	11,187.28

On November 24, 2010, the closing value of the Dow Jones Industrial AverageSM was 11,187.28.

The following graph illustrates the historical performance of the Dow Jones Industrial AverageSM based on the closing value thereof on each Index Business Day from January 3, 2005 through November 24, 2010. Past movements of the index are not indicative of future index values.

License Agreement

Dow Jones and Citigroup Global Markets have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by Dow Jones in connection with certain financial instruments, including the Notes.

The license agreement between Dow Jones and Citigroup Global Markets provides that the following language must be stated in this pricing supplement.

The Notes are not sponsored, endorsed, sold or promoted by Dow Jones (including its affiliates) (Dow Jones, with its affiliates, is referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Notes. The Corporations make no representation or warranty, express or implied to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the Dow Jones Industrial AverageSM to track general stock market performance. The Corporations’ only relationship to Citigroup Global Markets Inc. and its affiliates (the “Licensee”) is in the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial AverageSM, which is determined, composed and calculated by Dow Jones without regard to the Licensee or the Notes. Dow Jones has no obligation to take the needs of the Licensee or the owners of the Notes into consideration in determining, composing or calculating the Dow Jones Industrial AverageSM. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Notes.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATIONS OF THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED

THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

All disclosures contained in this pricing supplement regarding the Dow Jones Industrial AverageSM, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by Dow Jones. None of Citigroup Funding, Citigroup Inc., Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

Description of the EURO STOXX 50®

The EURO STOXX 50® Index was created by STOXX Limited, a joint venture between Deutsche Börse AG, Dow Jones & Company, Inc. and SWX Swiss Exchange. Publication of the EURO STOXX 50® Index began on February 28, 1998, based on an initial index value of 1,000 at December 31, 1991. The EURO STOXX 50 Index is published in The Wall Street Journal and disseminated on the STOXX Limited website. The EURO STOXX 50® Index is reported by Bloomberg L.P. under the ticker symbol “SX5E.”

On March 1, 2010, STOXX Limited announced the removal of the “Dow Jones” prefix from all of its indices, including the Dow Jones EURO STOXX 50® Index.

EURO STOXX 50® Index Composition and Maintenance

The EURO STOXX 50® Index is composed of 50 component stocks of market sector leaders from within the 19 EURO STOXX® Supersector indices, which represent the Eurozone portion of the STOXX Europe 600® Supersector indices. The STOXX Europe 600® Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries.

The composition of the EURO STOXX 50® Index is reviewed annually, based on the closing stock data on the last trading day in August. The component stocks are announced the first trading day in September. Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day. Changes in the composition of the EURO STOXX 50® Index are made to ensure that the EURO STOXX 50® Index includes the 50 market sector leaders from within the EURO STOXX® Index. A current list of the issuers that comprise the EURO STOXX 50® Index is available on the STOXX Limited website: http://www.stoxx.com. Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

The free float factors for each component stock used to calculate the EURO STOXX 50® Index, as described below, are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review.

The EURO STOXX 50® Index is also reviewed on an ongoing basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings and bankruptcy) that affect the EURO STOXX 50® Index composition are immediately reviewed. Any changes are announced, implemented and effective in line with the type of corporate action and the magnitude of the effect.

EURO STOXX 50® Index Calculation

The EURO STOXX 50® Index is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the EURO STOXX 50® Index value can be expressed as follows:

free float market capitalization of the EURO STOXX 50® Index
Index =		x1,000
adjusted base date market capitalization of the EURO STOXX 50® Index

The “free float market capitalization of the EURO STOXX 50® Index” is equal to the sum of the products of the closing price, market capitalization and free float factor for each component stock as of the time the EURO STOXX 50® Index is being calculated.

The EURO STOXX 50® Index is also subject to a divisor, which is adjusted to maintain the continuity of EURO STOXX 50® Index values despite changes due to corporate actions. The following is a summary of the adjustments to any component stock made for corporate actions and the effect of such adjustment on the divisor, where shareholders of the component stock will receive “B” number of shares for every “A” share held (where applicable).

(1) Split and reverse split: Adjusted price = closing price * A / B New number of shares = old number of shares * B / A Divisor: no change	(2) Rights offering: Adjusted price = (closing price * A + subscription price * B) / (A + B) New number of shares = old number of shares * (A + B) / A Divisor: increases

(3) Stock dividend: Adjusted price = closing price * A / (A + B) New number of shares = old number of shares * (A + B) / A Divisor: no change	(4) Stock dividend of another company: Adjusted price = (closing price * A – price of other company * B) / A Divisor: decreases

(5) Return of capital and share consideration:

Adjusted price = (closing price – dividend announced

by company * (1 – withholding tax))

* A / B

New number of shares = old number of shares * B / A

Divisor: decreases

(6) Repurchase shares / self tender:

Adjusted price = ((price before tender * old number of

shares) – (tender price * number of tendered shares)) / (old number of shares – number of tendered shares)

New number of shares = old number of shares – number of tendered shares

Divisor: decreases

(7) Spin-off: Adjusted price = (closing price * A – price of spun-off shares *B) / A Divisor: decreases

(8) Combination stock distribution (dividend or split) and rights offering:

For this corporate action, the following additional assumptions apply:

Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A shares held.

If A is not equal to one share, all the following “new number of shares” formulae need to be divided by A:

- If rights are applicable after stock distribution (one action applicable to other):

Adjusted price = (closing price * A + subscription price *

C * (1 + B / A)) / ((A + B) * ( 1 + C / A))

New number of shares = old number of shares *

((A + B) * (1 + C / A)) / A

Divisor: increases

- If stock distribution is applicable after rights (one action applicable to other):

Adjusted price = (closing price * A + subscription

price * C) / ((A + C) * (1 + B / A))

New number of shares = old number of shares *

((A + C) * (1 + B / A))

Divisor: increases

- Stock distribution and rights (neither action is applicable to the other):

Adjusted price = (closing price * A + subscription price * C) / (A + B + C)

New number of shares = old number of shares * (A + B + C) / A

Divisor: increases

Historical Data on the EURO STOXX 50® Index

The following table sets forth the high and low quarterly closing values, as well as the end-of-quarter closing values, of the EURO STOXX 50® Index from January 3, 2005 through November 24, 2010. We obtained these closing values and other information below from Bloomberg Financial Markets, without independent verification. The index experiences periods of high volatility, and you should not take the historical values of the index as an indication of future performance.

	High	Low	Period End
2005
Quarter
First	3,114.54	2,924.01	3,055.73
Second	3,190.80	2,930.10	3,181.54
Third	3,429.42	3,170.06	3,428.51
Fourth	3,616.33	3,241.14	3,578.93

2006
Quarter
First	3,874.61	3,532.68	3,853.74
Second	3,890.94	3,408.02	3,648.92
Third	3,899.41	3,492.11	3,899.41
Fourth	4,140.66	3,880.14	4,119.94

2007
Quarter
First	4,272.32	3,906.15	4,181.03
Second	4,556.97	4,189.55	4,489.77
Third	4,557.57	4,062.33	4,381.71
Fourth	4,489.79	4,195.58	4,399.72

	High	Low	Period End
2008
Quarter
First	4,339.23	3,431.82	3,628.06
Second	3,882.28	3,340.27	3,352.81
Third	3,445.66	3,000.83	3,038.20
Fourth	3,113.82	2,165.91	2,447.62

2009
Quarter
First	2,578.43	1,809.98	2,071.13
Second	2,537.35	2,097.57	2,401.69
Third	2,899.12	2,281.47	2,872.63
Fourth	2,992.08	2,712.30	2,964.96

2010
Quarter
First	3,017.85	2,631.64	2,931.16
Second	3,012.65	2,488.50	2,573.32
Third	2,827.27	2,507.83	2,747.90
Fourth (through November 24)	2,890.64	2,701.02	2,758.02

On November 24, 2010, the closing value of the EURO STOXX 50® Index was 2,758.02.

The following graph illustrates the historical performance of the EURO STOXX 50® Index based on the closing value thereof on each Index Business Day from January 3, 2005 through November 24, 2010. Past movements of the EURO STOXX 50® Index are not indicative of future Index values.

License Agreement

STOXX Limited (“STOXX”) and its licensors and Citigroup Global Markets have entered into a non-exclusive license agreement providing for the license to Citigroup Global Markets and its affiliates, in exchange for a fee, of the right to use the EURO STOXX 50 Index, which is owned and published by STOXX Limited, in connection with certain financial instruments, including the Notes.

The Notes are not sponsored, endorsed, sold or promoted by STOXX or its licensors. STOXX and its licensors have no relationship to Citigroup Global Markets and its affiliates, other than the licensing of the EURO STOXX 50® Index and the related trademarks for use in connection with the Notes. STOXX and its licensors make no recommendation that any person invest in the Notes or any other securities. STOXX and its licensors have no responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes. STOXX and its licensors do not consider the needs of the Notes, Citigroup Funding or its affiliates or the holders of the Notes in determining, composing or calculating the EURO STOXX 50® Index or have any obligation to do so. STOXX and its licensors have no responsibility or liability for the administration, management or marketing of the Notes.

STOXX and its licensors will not have any liability in connection with the Notes. Specifically,

•

STOXX and its licensors do not make any warranty, express or implied and disclaim any and all warranty about (i) the results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the EURO STOXX 50® Index and the data included in the EURO STOXX 50® Index; (ii) the accuracy or completeness of the EURO STOXX 50® Index. and its data; and (iii) the merchantability and the fitness for a particular purpose or use of the EURO STOXX 50® Index and its data.

•	STOXX and its licensors will have no liability for any errors, omissions or interruptions in the EURO STOXX 50® Index or its data.

•

Under no circumstances will STOXX or its licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or its licensors knows that they might occur.

The licensing agreement between Citigroup Global Markets and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

Description of the Nikkei 225 Stock AverageSM

The Nikkei 225 Stock AverageSM is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Stock AverageSM is currently based on 225 highly capitalized component stocks trading on the Tokyo Stock Exchange (the “TSE”) representing a broad cross-section of Japanese industries. All 225 component stocks are stocks listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE.

THE NIKKEI 225 STOCK AVERAGESM DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the Nikkei 225 Stock Average

While NKS currently employs the following methodology to calculate the Nikkei 225 Stock AverageSM, no assurance can be given that NKS will not modify or change such methodology in a manner that may affect the amount payable to beneficial owners of the Notes at maturity.

The Nikkei 225 Stock AverageSM is a modified, price-weighted index (i.e., a component stock’s weight in the index is based on its price per share rather than the total market capitalization of the issuer) which is calculated by (i) multiplying the per share price of each component stock by the corresponding weighting factor for such component stock (a “Weight Factor”), (ii) calculating the sum of all these products and (iii) dividing such sum by a divisor (the “divisor”). The divisor, initially set in 1949 at 225, was 24.869 as of October 1, 2010 and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing ¥50 by the par value of the relevant component stock, so that the share price of each component stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of ¥50. The stock prices used in the calculation of the Nikkei 225 Stock AverageSM are those reported by a primary market for the component stocks (currently the TSE). The level of the Nikkei 225 Stock AverageSM is calculated once per minute during TSE trading hours.

In order to maintain continuity in the level of the Nikkei 225 Stock AverageSM in the event of certain changes due to non-market factors affecting the component stocks, such as the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits or distributions of assets to stockholders, the divisor used in calculating the Nikkei 225 Stock AverageSM is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Stock AverageSM. Thereafter, the divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of such change affecting any component stock, the divisor is adjusted in such a way that the sum of all share prices immediately after such change multiplied by the applicable Weight Factor and divided by the new divisor (i.e., the level of the Nikkei 225 Stock AverageSM immediately after such change) will equal the level of the Nikkei 225 Stock AverageSM immediately prior to the change.

Component stocks may be deleted or added by NKS. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the component stocks: (i) bankruptcy of the issuer, (ii) merger of the issuer with, or acquisition of the issuer by, another company, (iii) delisting of such stock, (iv) transfer of such stock to the “Seiri-Post” because of excess debt of the issuer or because of any other reason or (v) transfer of such stock to the Second Section. Upon deletion of a stock from the component stocks, NKS will select a suitable replacement for such deleted component stock in accordance with certain criteria. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by NKS to be representative of a market may be added to the component stocks. In such a case, an existing component stock with low trading volume and not representative of a market will be deleted by NKS.

NKS is under no obligation to continue the calculation and dissemination of the Nikkei 225 Stock AverageSM. The Notes are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this offering summary that NKS makes any representation or warranty, implied or express, to us, the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Nikkei 225 Stock AverageSM to track general stock market performance. NKS has no obligation to take our needs or those of the holders of the Notes into consideration in determining, composing or calculating the Nikkei 225 Stock AverageSM. NKS is not responsible for, and has not participated in the determination of, the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which any amount payable with respect to the Notes is set. NKS has no obligation or liability in connection with the administration, marketing or trading of the Notes.

The Tokyo Stock Exchange

The TSE is one of the world’s largest securities exchanges in terms of market capitalization. The TSE is a two-way, continuous, pure auction market. Trading hours are currently from 9:00 A.M. to 11:00 A.M. and from 12:30 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal index business day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Nikkei 225 Stock AverageSM on such index business day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measures intended to prevent any extreme short-term price fluctuations resulting from order imbalances. These include daily price floors and ceilings intended to prevent extreme fluctuations in individual stock prices. In general, any stocks listed on the TSE cannot be traded at a price outside of these limits, which are stated in terms of absolute amounts of Japanese yen, and not percentage, changes from the closing price of the stock on the previous day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter orders and balance supply and demand for stock. Investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances including, for example, unusual trading activity in that stock. As a result, variations in the Nikkei 225 Stock AverageSM may be limited by price limitations, or by suspension of trading, on individual stocks which comprise the Nikkei 225 Stock AverageSM which may, in turn, adversely affect the value of the Notes under certain circumstances.

Historical Data on the Nikkei 225 Stock AverageSM

The following table sets forth the high and low quarterly closing values, as well as the end-of-quarter closing values, of the Nikkei 225 Stock AverageSM from January 3, 2005 through November 24, 2010. We obtained these closing values and other information below from Bloomberg Financial Markets, without independent verification. The index experiences periods of high volatility, and you should not take the historical values of the index as an indication of future performance.

	High	Low	Period End
2005
Quarter
First	11,966.69	11,238.37	11,668.95
Second	11,874.75	10,825.39	11,584.01
Third	13,617.24	11,565.99	13,574.30
Fourth	16,344.20	13,106.18	16,111.43

2006
Quarter
First	17,059.66	15,341.18	17,059.66
Second	17,563.37	14,218.60	15,505.18
Third	16,385.96	14,437.24	16,127.58
Fourth	17,225.83	15,725.94	17,225.83

2007
Quarter
First	18,215.35	16,642.25	17,287.65
Second	18,240.30	17,028.41	18,138.36
Third	18,261.98	15,273.68	16,785.69
Fourth	17,458.98	14,837.66	15,307.78

2008
Quarter
First	14,691.41	11,787.51	12,525.54
Second	14,489.44	12,656.42	13,481.38
Third	13,603.31	11,259.86	11,259.86
Fourth	11,368.26	7,162.90	8,859.56

2009
Quarter
First	9,239.24	7,054.98	8,109.53
Second	10,135.82	8,351.91	9,958.44
Third	10,639.71	9,050.33	10,133.23
Fourth	10,638.06	9,081.52	10,546.44

	High	Low	Period End
2010
Quarter
First	11,097.14	9,932.90	11,089.94
Second	11,339.30	9,382.64	9,382.64
Third	9,795.24	8,824.06	9,369.35
Fourth (through November 24)	10,115.19	9,154.72	10,030.11

On November 24, 2010, the closing value of the Nikkei 225 Stock AverageSM was 10,030.11.

Historical Closing Values

The following graph illustrates the historical performance of the Nikkei 225 Stock Average based on the closing value thereof on each Index Business Day from January 3, 2005 through November 24, 2010. Past movements of the index are not indicative of future index values.

License Agreement

The Nikkei 225 Stock AverageSM is the intellectual property of NKS. “Nikkei,” “Nikkei Stock Average,” “Nikkei Average” and “Nikkei 225” are the service marks of NKS. NKS reserves all the rights, including copyright, to the Nikkei 225 Stock AverageSM.

NKS is under no obligation to continue the calculation and dissemination of the Nikkei 225 Stock AverageSM. NKS gives no assurance regarding any modification or change in any methodology used in calculating the Nikkei 225 Stock AverageSM and is under no obligation to continue the calculation and dissemination of the Nikkei 225 Stock AverageSM. The Notes are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this offering summary that NKS makes any representation or warranty, implied or express, to Citigroup Funding, the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Nikkei 225 Stock AverageSM to track general stock market performance. NKS has no obligation to take our needs or those of the holders of the Notes into consideration in determining, composing or calculating the Nikkei 225 Stock Averagesm. NKS is not responsible for, and has not participated in the determination of, the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which any amount payable with respect to the Notes is set. NKS has no obligation or liability in connection with the administration, marketing or trading of the Notes.

NKS has entered into a license agreement providing Citigroup Funding a license, in exchange for a fee, of certain trade and service marks with respect to indices owned and published by NKS in connection with the issuance of the Notes. The use of and reference to the Nikkei 225 Stock Averagesm in connection with the Notes have been consented to by NKS, the publisher of the Nikkei 225 Stock Averagesm.

NKS disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Nikkei 225 Stock Averagesm or the manner in which such index is applied in determining any amount payable in respect of the Notes.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date on which the Notes are initially priced for sale to the public, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations or taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, and persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

Tax Characterization of the Notes

Citigroup Funding will treat each Note for U.S. federal income tax purposes as a single debt instrument issued by Citigroup Funding that is subject to U.S. Treasury regulations governing contingent debt instruments generally (the “Contingent Debt Regulations”). Each holder, by accepting a Note, agrees to this treatment of the Note and to report all income (or loss) with respect to the Note in accordance with the Contingent Debt Regulations. The remainder of this summary assumes the treatment of each Note as a single debt instrument subject to the Contingent Debt Regulations and the holder’s agreement thereto.

United States Holders

Taxation of Interest.    A U.S. Holder of a Note will recognize income (or loss) on a Note in accordance with the Contingent Debt Regulations. The Contingent Debt Regulations require the application of a “noncontingent bond method” to determine accruals of income, gain, loss and deductions with respect to a contingent debt obligation. As described in more detail in the second and third succeeding paragraphs, under the noncontingent bond method, a U.S. Holder of a Note will be required for tax purposes to include in income each year an accrual of interest at the annual computational rate of 3.899%, compounded semi-annually (the “comparable yield”). The comparable yield is based on a rate at which Citigroup Funding could issue a fixed rate debt instrument with terms comparable to those of the Notes and no contingent payments. In addition, solely for purposes of determining the comparable yield pursuant to the Contingent Debt Regulations, a U.S. Holder of a Note will be assumed to be entitled to receive, in respect of each Note, a payment of $1,260.46 at maturity (the “Projected Payment Amount”). The Projected Payment Amount is calculated as the amount required to produce the comparable yield, taking into account the Note’s issue price.

The comparable yield and the Projected Payment Amount are used to determine accruals of interest FOR TAX PURPOSES ONLY and are not assurances or predictions by Citigroup Funding with respect to the actual yield of or payment to be made in respect of a Note. The comparable yield and the Projected Payment Amount do not necessarily represent Citigroup Funding’s expectations regarding such yield or the amount of such payment.

Each Note will be issued at par. However, there will be original issue discount for U.S. federal income tax purposes (“Tax OID”) because a U.S. Holder must accrue income at the comparable yield. Under the Tax OID rules of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder, a U.S. Holder of a Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include as ordinary interest income the sum of the “daily portions” of Tax OID on the Note for all days during the taxable year that the U.S. Holder owns the Note. As a result, U.S. Holders of Notes, including U.S. Holders that employ the cash method of tax accounting, will be required to include amounts in respect of Tax OID accruing on the Notes in taxable income each year although holders will receive no payments on the Notes prior to maturity.

The daily portions of Tax OID on a Note are determined by allocating to each day in any accrual period a ratable portion of the Tax OID allocable to that accrual period. In the case of an initial holder, the amount of Tax OID on a Note allocable to each accrual period is determined by multiplying the “adjusted issue price” (as defined below) of a Note at the beginning of the accrual period by the comparable yield of a Note (appropriately adjusted to reflect the length of the accrual period). The “adjusted issue price” of a Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of Tax OID allocable to all prior accrual periods, less the amount of any payments made in all prior accrual periods. Based upon the comparable yield, if a U.S. Holder buys a Note at original issue for $1,000 and holds it until maturity, such holder will be required to pay taxes on the following amounts of ordinary income from the Note for each of the following periods: $3.25 in 2010; $39.50 in 2011; $41.05 in 2012; $42.67 in 2013; $44.35 in 2014; $46.10 in 2015; and $43.55 in 2016 (adjusted as described below).

Adjustments to Interest Accruals on the Notes.    If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the Contingent Debt Regulations equal to the amount of such excess. The U.S. Holder will treat a “net positive adjustment” as additional interest income, which will increase the total amount of Tax OID for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Notes for a particular year may exceed both the amount of Tax OID and the actual cash payments received.

If a U.S. Holder receives in a taxable year actual payments with respect to the Notes that in the aggregate are less than the amount of projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the Contingent Debt Regulations equal to the amount of such deficit. This adjustment will reduce the U.S. Holder’s interest income on the Notes for that taxable year, which will decrease the total amount of Tax OID for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Notes for a particular year may differ significantly both from the amount of Tax OID and the actual cash payments received.

U.S. Holders should be aware that the information statements they receive from their brokers (on an Internal Revenue Service Form 1099) stating accrued original issue discount in respect of the Notes may not take net negative or positive adjustments into account, and thus may overstate or understate the holders’ interest inclusions.

Disposition of the Notes.    When a U.S. Holder sells, exchanges, or otherwise disposes of a Note (including upon repayment of the Note upon an early redemption or at maturity) (a “disposition”), the U.S. Holder generally will recognize gain or loss on such disposition equal to the difference between the amount received by the U.S. Holder for the Note and the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will be equal to the U.S. Holder’s original purchase price for such Note, plus any Tax OID accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above) and less the amount of any projected payments received by the holder according to the projected payment schedule while holding the Note (without regard to the actual amount paid). Any gain realized by a U.S. Holder on a disposition of a Note generally will be treated as ordinary interest income. Any loss realized by a U.S. Holder on a disposition generally will be treated as an ordinary loss to the extent of the U.S. Holder’s Tax OID inclusions with respect to the Note up to the date of disposition. Any loss realized in excess of such amount generally will be treated as a capital loss.

An individual U.S. Holder generally will be allowed a deduction for any ordinary loss without regard to the two-percent miscellaneous itemized deduction rule of Section 67 of the Code. Any capital loss recognized by a

U.S. Holder will be a long-term capital loss if the U.S. Holder has held such Note for more than one year, and a short-term capital loss in other cases.

Information Reporting and Backup Withholding.    Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of the Notes. In addition, U.S. Holders may be subject to backup withholding on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding, or otherwise fail to comply with applicable backup withholding rules. U.S. Holders may also be subject to information reporting and backup withholding with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes. The term “Non-U.S. Holder” means a beneficial owner of a Note that is a foreign corporation or nonresident alien.

Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and any foreign tax consequences that may be relevant to them.

Payment with Respect to the Notes.    All payments on the Notes made to a Non-U.S. Holder, and any gain realized on a sale, exchange or redemption of the Notes, will be exempt from U.S. income and withholding tax, provided that:

(i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of the Citigroup Funding’s stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to Citigroup Funding through stock ownership;

(ii) the beneficial owner of a Note certifies on Internal Revenue Service Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements; and

(iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange or redemption of the Notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in clause (ii) of the second preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed Internal Revenue Service Form W-8ECI (or successor form) in order to claim an exemption from withholding tax.

Information Reporting and Backup Withholding.    In general, a Non-U.S. Holder generally will not be subject to backup withholding and information reporting with respect to payments made with respect to the Notes if such Non-U.S. Holder has provided Citigroup Funding with an Internal Revenue Service Form W-8BEN described above and Citigroup Funding does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of the Notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

U.S. Federal Estate Tax.    A Note beneficially owned by a Non-U.S. Holder who at the time of death is neither a resident nor citizen of the U.S. should not be subject to U.S. federal estate tax, provided that interest in the Note is not then effectively connected with the conduct of a U.S. trade or business.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $10,045,000 principal amount of the Notes (10,045 Notes) for $965.00 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, at the public offering price less a fixed selling concession of $35.00 per Note. Citigroup Global Markets will pay this fixed selling concession to selected dealers and their financial advisors collectively, while selected dealers not affiliated with Citigroup Global Markets will receive a selling concession of up to $35.00 for each Note they sell. Certain other broker-dealers affiliated with Citigroup Global Markets, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, will receive a concession, and Financial Advisors employed by Citigroup Global Markets will receive a fixed sales commission, of $35.00 per Note they sell. Citigroup Global Markets may allow, and these dealers may reallow, a selling concession of not more than $35.00 per Note on sales to certain other dealers. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The actual public offering price, the underwriting fee received by Citigroup Global Markets and the selling concession granted to selected dealers per Note may be reduced for volume purchase discounts depending on the aggregate amount of the Notes purchased by a particular investor according to the following chart.

Aggregate Principal Amount of Notes for Any Single Investor	Price to Public per Note	Underwriting Fee per Note	Selling Concession per Note
< $1,000,000	$1,000.00	$35.00	$35.00
≥ $1,000,000 and < $3,000,000	$995.00	$30.00	$30.00
≥ $3,000,000 and < $5,000,000	$992.50	$27.50	$27.50
≥ $5,000,000	$990.00	$25.00	$25.00

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the underwriter, if, within 30 days of the offering, the underwriter repurchases the Notes distributed by such dealers.

The Notes will not be listed on any securities exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes — The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Included in the Dow Jones Industrial AverageSM, the EURO STOXX 50®, and the Nikkei 225 Stock AverageSM or Derivative Instruments Related to the Dow Jones Industrial AverageSM, the EURO STOXX 50®, and the Nikkei 225 Stock AverageSM by Affiliates of Citigroup Funding Inc.” in this pricing supplement, “Risk Factors — Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

We are responsible for the information contained and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

Citigroup Funding Inc.

Medium-Term Notes, Series D

10,045 Market-Linked Notes

Based on the Value of a

Global Equity Index Basket

Due November 28, 2016

$1,000 per Note

Any Payments Due from

Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

November 24, 2010

(Including Prospectus Supplement

Dated February 18, 2009 and

Prospectus Dated February 18, 2009)